UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
26 March 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Magellan Petroleum Corporation

File No. 1-05507 -- CF# 32070

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　　　　Magellan Petroleum Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 12, 2015.

　　　　Based on representations by Magellan Petroleum Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through October 31, 2024
Exhibit 10.8	through October 31, 2024

　　　　For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary